British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

	X	Schedule B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	February 29, 2004	04/04/07

ISSUER'S ADDRESS 1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604/278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
jr@ihiway.com	www.terylresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD
"John G. Robertson"	John G. Robertson	04/04/07

DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD
"Jennifer Lorette"	Jennifer Lorette	04/04/07

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 29, 2004

(UNAUDITED)

(PREPARED BY MANAGEMENT)

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT FEBRUARY 29, 2004

( Unaudited - Prepared by Management)

ASSETS
	Nine Months	Nine Months	Year Ended
	February 29,	February 28,	May 31,
ASSETS	2004	2003	2003
Current Assets:	$	$	$
Cash	123,863	-	-
Prepaids, accounts and accrued receivables	80,527	33,597	73,797
Advances to related companies (Note 3)	13,960	11,959	10,112
	218,350	45,556	83,909
Investments (Note 4)	4,026	4,026	4,026
Office Equipment (Note 5)	8,356	4,185	3,939
Mineral Property Interests (Note 7)	196,794	172,698	176,150
Deferred Expenditures:
Exploration and development (Note 7)	2,155,582	1,661,695	1,849,567
	2,583,108	1,888,160	2,117,591

LIABILITIES AND CAPITAL LESS DEFICIT
Current Liabilities:
Cheques issued in excess of funds on deposit	-	12,184	50,381
Accounts payable and accrued liabilities	51,134	532,824	622,410
Estimated liability for capital taxes (Note 8)	732	813	750
Debenture payable (Note 9)	150,000	150,000	150,000
Advances from related companies (Note 10)	527,146	485,772	636,644
	729,012	1,181,593	1,460,185
Contingencies and Commitments: (Note 11)
Share Capital: (Note 12)
Issued	7,928,362	6,221,302	6,297,375
Subscriptions Received (Notes 12 and 15)	85,572	146,044	69,972
Deficit	(6,159,838)	(5,660,779)	(5,720,053)
	2,583,108	1,888,160	2,117,591

Approved by the Directors:	“John G Robertson”	“Jennifer Lorette”
	John G Robertson, Director	Jennifer Lorette, Director

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004

(Unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	Feb. 29,	Feb. 28,	Feb. 29,	Feb. 28,
	2004	2003	2004	2003
	$	$	$	$
Oil and Gas Operations:
Revenue	5,908	12,730	16,178	17,150
Less: Operating expenses	1,461	7,208	4,404	7,208
Net Income (Loss) from Oil and Gas	4,447	5,522	11,774	9,942
Operations
Other Expenses:
Exploration and development written off	(2,152)	-	(2,152)	-
Administration expenditures (Schedule A)	(192,119)	(119,007)	(449,406)	(265,240)
Net (Loss) Income for the Period	(189,824)	(113,485)	(439,784)	(255,298)

EARNINGS (LOSS) PER SHARE (Note 8)	(0.005)	(0.005)	(0.016)	(0.011)

Weighted Average Shares Outstanding	27,209,796	23,428,512	27,209,796	23,428,512

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Period	(5,970,014)	(5,547,294)	(5,720,054)	(5,405,481)

Add: Net (Loss) Income for the Period	(189,824)	(113,485)	(439,784)	(255,298)

Deficit at End of Period	(6,159,838)	(5,660,779)	(6,159,838)	(5,660,779)

Schedule “A”

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004

(Unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	Feb. 29,	Feb. 28,	Feb. 29,	Feb. 28,
	2004	2003	2004	2003
	$	$	$	$
Publicity, promotion and investor relations	129,118	54,303	266,172	84,827
Management, consulting and director's fees (Note 13)	17,250	31,618	42,125	69,658
Foreign exchange loss (gain)	14,125	(2,591)	(10,466)	(1,971)
Filing fees	4,932	8,392	19,841	12,560
Secretarial costs	4,900	5,068	15,774	9,568
Telephone and telecopier	4,521	4,102	12,410	19,203
Interest on debenture (Note 9)	3,624	2,970	10,992	10,992
Transfer agent fees	3,515	751	8,130	2,145
Office, stationery and delivery	2,895	2,770	14,580	10,338
Audit, accounting and legal	2,743	282	26,423	17,555
Travel and entertainment	2,282	-	33,122	5,409
Office rent and utilities (Note 13)	1,300	6,929	3,900	16,691
Shareholder costs	583	2,284	4,325	2,284
Moving and incorporation cost written off	-	1,315	-	4,056
Bank charges and interest – net	(458)	568	662	1,187
Amortization	489	246	1,416	738
Administration Expenditures for the Period	192,119	119,007	449,406	265,240

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004

(Unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	Feb. 29,	Feb. 28,	Feb. 29,	Feb. 28,
	2004	2003	2004	2003
	$	$	$	$
West Ridge Claims (Note 7D)
Geological survey	6,053	2,417	124,243	4,304
Annual rent	-	-	8,185	9,796
Reports and maps	-	-	4,121	3,061
	6,053	2,417	136,549	17,161
Gil Venture (Note 7E)
Reports and maps	-	4,708	1,374	4,780
Drilling and trenching	-	-	162,860	-
	-	4,708	164,234	4,780
Fish Creek Claims (Note 7B)
Lease payment	-	2,409	2,310	2,409
Geological survey and reports	1,021	5,764	2,922	5,764
	1,021	8,173	5,232	8,173
Silverknife (Note 7A)
Work assessment	2,152	2,152	2,152	2,152
Exploration and Development for the Period	9,226	17,450	308,167	32,266
Less: Exploration and Development written off:
Re: Inactive claims	2,152	-	2,152	-
	7,074	17,450	306,015	32,266
Exploration & Development at Beginning of Period	2,148,508	1,644,245	1,849,567	1,629,429
Exploration & Development at End of Period	2,155,582	1,661,695	2,155,582	1,661,695

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004

(Unaudited - Prepared by Management)

	For the Three Months		For the Nine Months
	Feb. 29,	Feb. 28,	Feb. 29	Feb. 28,
	2004	2003	2004	2003
	$	$	$	$

Operating Activities:
Oil and Gas revenue receipts	7,464	12,730	16,891	17,150
Change in estimated liability for capital tax	20	(49)	(18)	(49)
Payment of debenture interest	-	(15,000)	(15,000)	(15,000)
Payments to suppliers for goods and services	(136,276)	(236,431)	(1,037,103)	(248,301)
Cash Flows (Used) by Operating Activities	(128,792)	(238,750)	(1,035,230)	(246,200)

Financing Activities:
Share capital issued for Cash (Note 12)	55,350	184,875	1,630,987	184,875
Advances from (to) related parties (Notes 3 & 10)	17,533	55,012	(113,346)	88,247
Cash Flows from Financing Activities	72,883	239,887	1,517,641	273,122

Investing Activities:
Current exploration and development costs	(9,226)	(17,450)	(308,167)	(32,266)
Cash Flows from Investing Activities	(9,226)	(17,450)	(308,167)	(32,266)
Increase (Decrease) in Cash for the Period	(65,135)	(16,313)	174,244	(5,344)
Cash at Beginning of Period	188,998	4,129	(50,381)	(6,840)

Cash (Deficiency) at End of Period	123,863	(12,184)	123,863	(12,184)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 29, 2004

(Unaudited - Prepared by Management)

1.	SIGNIFICANT ACCOUNTING POLICIES:
	[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

	[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

	[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
		(i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
		(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
		(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

	[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

		(i)	If property sold outright - costs written off entirely against proceeds.
		(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
		(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
		(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
		(v)	If property abandoned - costs written off entirely.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At February 29, 2004
(Unaudited - Prepared by Management)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.
	[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

	[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

	[i]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

	[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc., incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at February 29, 2004. If Teryl, Inc. issues shares to others, Teryl Resources Corp. s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

		Feb. 29,	Feb. 28,	May 31,
3.	ADVANCES TO RELATED COMPANIES:	2004	2003	2003
	Information Highway.com, Inc.	819	409	409
	Linux Gold Corp. (See Note 4)	-	3,609	3,719
	REGI US, Inc.	13,140	-	-
	Reg Technologies Inc. (See Note 13)	-	6,240	5,983
	International Diamond Syndicate Ltd. (See	1	1,701	1
		13,960	11,959	10,112

The advances to related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At February 29, 2004
(Unaudited- Prepared by Management)

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’s property has no proven economic reserves, so there is little expectation of recovery.

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 4,288 Cdn. at February 29, 2004 and $ 794 Cdn. at February 28, 2003.

	Feb. 29,	Feb. 28,	May 31,
	2004	2003	2003
International Diamond Syndicate Ltd.:
40 shares - June 24, 1993	1	1	1
Linux Gold Corp. :
15,880 shares - Feb. 28, 1993	4,025	4,025	4,025
	4,026	4,026	4,026

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	40,765	34,932	34,932
	Less: Accumulated amortization	32,409	30,747	30,993
		8,356	4,185	3,939

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas, which have been completely amortized.

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
		Teryl’s		Feb. 29,	May 31,
Claim Group	Region	Interest	Ref.	2004	2003
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Ala	0-45%	B	33,538	19,452
Anderson	Fairbanks, Ala	0-95%	C	6,558	-
West Ridge	Dome Creek, Ala	100%	D	116,189	116,189
Gil Venture	Dome Creek, Ala	20%	E	31,127	31,127
Stepovich	Dome Creek, Ala	10%	F	9,381	9,381
				196,794	176,150

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At February 29, 2004
(Unaudited - Prepared by Management)

7.	MINERAL PROPERTY INTERESTS (Continued):
	B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval (see Note 12 re issuance of these shares during the February 28, 2003 quarter). Linux will have a 5% net royalty interest until Teryl pays $ 500,000 US.

	C.	ANDERSON GROUP:

Pursuant to a purchase agreement dated August 18, 2003, the Company agreed to pay Michael D. Roberts $ 6,559 ($ 5,000 US), with an additional $ 142,500 US owing in the next three years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

	D.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to a letter agreement, between Kinross Gold Corporation and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Kinross may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on a work program over five years and paying all property and assessment payments during that time. Teryl, Inc. will retain a 30% vested interest and proportionately share any further expenditures after the five years. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received. Kinross Gold has terminated this agreement. Teryl, Inc. has been conducting exploration on this property since 2001.

E.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator, Fairbanks Gold Mining Inc., has been doing exploration and development work on this property from 2000 through 2003 and will make a decision on going into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 162,860 ($ 122,114 US) in the February 29, 2004 period ( May 31, 2003 year - $ 144,495 Cdn.). Further cash calls are expected for the 2004 year.

F.	STEPOVICH LEASE:

The Company, through its subsidiary Teryl, Inc., and Fort Knox Venture under an assignment dated May 29, 1992 agreed that Teryl, Inc. would retain a 10% Net Profit Interest in these claims after various assignments.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At February 29, 2004
(Unaudited - Prepared by Management)

7.	MINERAL PROPERTY INTERESTS (Continued): SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/02	2003	May 31/03	2004	Feb. 29/04
Silverknife	1		1		1
Fish Creek	-	19,452	19,452	14,086	33,538
Anderson Group	-	-	-	6,559	6,559
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	156,699	19,452	176,150	20,645	196,795

DEFERRED EXPLORATION AND DEVELOPMENT:

Silverknife	-		-		-
Fish Creek	-	47,595	47,595	5,232	52,827
Anderson Group	-	-	-	-	-
West Ridge	246,186	22,976	269,162	136,549	407,711
Gil Venture	1,382,242	149,567	1,531,809	164,234	1,696,043
Stepovich Lease	1,001		1,001	-	1,001
	1,629,429	220,138	1,849,567	306,015	2,155,582

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,127,460 available to reduce future taxable income until the year 2010, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,118,478 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 732 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests. The amounts so expended would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years, the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto. Since the tax deductibility of these expenditures has been renounced to the contributors, the expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the period, which amount to 27,209,796 shares (2003 - 23,428,512 shares).

Diluted earning per share is calculated using the Treasury Stock Method, whereby it is assumed that proceeds on the exercised stock options are used by the Company to repurchase its shares at the average market price during the period of $ 0.50 (2003 - $ .40). As the 2004 and 2003 periods both resulted in a loss there are no figures presented as the effect would be antidilutive.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At February 29, 2004
(Unaudited - Prepared by Management)

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 9,818 was accrued to February 29, 2004 (February 28, 2003 - $10,122). The Company paid $15,000 in accrued interest November 12, 2003.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:

	Feb 29,2004	Feb. 28,2003	May 31,2003
Access Information Systems Inc.	113,770	113,267	128,578
JGR Petroleum Inc.	103,112	68,653	102,214
Linux Gold Corp.	7,567	-	-
Rainbow Network	55,604	49,667	61,348
Reg Technologies Inc.	263	-	-
540330 BC Ltd.	13,894	-	78,228
Sovo Computer Centre	824	10,353	4,953
SMR Investments Ltd.	232,112		261,323
	527,146	485,772	636,644

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares – voting No Par Value	100,000,000

Preferred Shares – non-voting $ 1 Par Value	5,000,000

105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, which was completed.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At February 29, 2004
(Unaudited - Prepared by Management)

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 2002		18,633,174		5,062,288
Shares issued in May 31, 2003 Year:
Private placement	A	1,500,000	0.10	150,000
Employee stock option exercised	B	12,500	0.15	1,875
Private placement warrants exercised	C	275,000	0.12	33,000
Private placement	D	217,350	0.35	76,073
		2,004,850		260,948
Total Issued for Cash at May 31, 2003		20,638,024		5,323,236
Issued during February 29, 2004 period:
Stock options exercised	E	97,500	0.15	14,625
Private placement	F	2,000,000	0.25	495,887
Private placement warrants exercised	G	250,000	0.12	30,000
Stock option exercised	H	50,000	0.40	20,000
Private placement	I	3,000,000	0.35	1,026,375
Private placement warrants exercised	J	147,000	0.30	44,100
		5,544,500		1,630,987
Total Issued at February 29, 2004		26,182,524		6,954,223
FOR OTHER:
Total Issued for Other at May 31, 2002		4,400,064		958,139
Issued during May 31, 2003 year:
Fish Creek Mineral property	K	200,000	0.08	16,000
Total Issued at February 29, 2004		4,600,064		974,139

TOTAL ISSUED AT FEB. 29, 2004		30,782,588		7,928,362

A.

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 in the second year per common share.

B.	On December 20, 2002, J. Singh, an Employee, exercised a Stock Option for 12,500 shares at $ 0.15 per share to net the treasury $ 1,875.
C.	On January 15 and 23, 2003, two individuals exercised Private placement warrants for a total of 275,000 shares at $ 0.12 per share to net the treasury $ 33,000.
D.

On May 23, 2003, the Company issued 217,350 shares of capital stock at a price of $ 0.35 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 76,073. These shares were issued for subscriptions received by its subsidiary, Teryl, Inc. ( Note 15).

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At February 29, 2004
(Unaudited - Prepared by Management)

12.	SHARE CAPITAL (Continued):
E.

On June 23, 2003, J. Robertson, President of the Company, exercised a Stock Option for 10,000 shares at $ 0.15 per share to net the treasury $ 1,500. On November 28 and December 4, 2003 and February 24, 2004 three employees exercised Employee Stock Options for 87,500 shares at $ 0.15 per share to net the treasury $ 13,125.

F.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable within the first year for $ 0.30 per common share and for $ 0.40 per common share within the second year.

	G.	On October 20, 2003, one individual exercised Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.
	H.	On November 21, 2003, G. Freeman, exercised an Employee Stock Option for 50,000 shares at $ 0.45 per share to net the treasury $ 20,000.
I.

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $ 0.50 per common share.

	J.	In December, 2003 and January, 2004, five individuals exercised Private placement warrants for a total of 147,000 shares at $ 0.30 per share to net the treasury $ 44,100.
	K.	On December 16, 2002, the Company issued 200,000 common shares, at a price of $ 0.08 each, to Linux Gold Corp. pursuant to the Fish Creek mineral claims agreement described in Note 7B.

Outstanding Commitments to Issue Shares:
At February 29, 2004, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement Warrants	1,000,000	0.15	Dec. 11/04
Private placement Warrants	853,000	0.30/0.40	Aug. 26/04/05
Private placement Warrants	1,500,000	0.50	Nov. 24/04
Consultant’s Option	350,000	0.40	Feb. 19/06
Director s Option	990,000	0.15	Apr. 22/07
Senior Officers’ Options	600,000	0.15	Apr. 22/07
Senior Officer's Option	150,000	0.15	Nov. 22/07
Consultant's Option	50,000	0.40	Dec. 16/07
Consultants’ Options	75,000	0.40	Mar. 4 /08
Consultant's Option	150,000	0.40	Oct. 20/08
Consultants’ Options	300,000	0.45	Nov. 14 /08
	6,018,000

During the nine month quarter ended February 29, 2004, the Company issued stock options to two consultants, P. Zihlmann and G, Duggan, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, exercisable within a five year period. In November, 2003, the Company cancelled two employee stock options. One, issued to J. Gomez for 50,000 common shares at $ 0.40 expiring March 4, 2008 and the other issued to J. Singh for 25,000 common shares at $ 0.15 expiring April 22, 2007.

The Company has received $ 15,600 in subscriptions towards Private Placements warrants exercised. The shares are to be issued in the next quarter.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At February 29, 2004
(Unaudited - Prepared by Management)

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Notes 3 and 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 15,000 during the current period (2003 - $ 22,500). See Note 7A regarding mineral properties transactions with SMR and Note 10 re advances from SMR.

The Company holds 15,880 shares (2003 -15,880 shares) of Linux Gold Corp., a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re advances to or from Linux.

Director’s fees of $ 8,500 have been paid to John Robertson, President of the Company for the nine months ended February 29, 2004 (2003 - Nil). Administration consulting fees of $ 17,125 (2003 - $ 22,500) were paid to J. Lorette, Vice-President of the Company. Secretarial fees of $ 14,874 (2003 - $ 9,568) were paid to Monique van Oord, a director of the Company

Office rent amounted to $ 11,700 for the period ended February 29, 2004 and $ 7,800 of this has been shared with Reg Technologies Inc. and REGI US Inc.

14.	OTHER:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company’s named changed to Teryl Gold Inc.. At the date of these financial statements this had not yet been completed.

On March 12, 2004, the Company announced that a Private Placement of 2,000,000 units at $ 0.50 per unit had been approved. Each unit will consist of one common share and one warrant to purchase one additional share within eighteen months for a price of $ 0.60.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7D, 7E & 7F regarding mineral claim exploration and development and option agreements.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. See Note 10 regarding the $ 76,073 ($ 51,750 US) worth of capital stock issued May 23, 2003 for these subscriptions. One subscriber did not return his agreement and negotiations are still proceeding to resolve this.

TERYL RESOURCES CORP.
Report to Shareholders for the Period Ended February 29, 2004

SCHEDULE “B” - SUPPLEMENTARY INFORMATION

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

	(a)	See Schedule “A” – Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7.

	(b)	See Schedule “A” – Consolidated Schedule of Administration Expenditures

2.	RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date

Companies related to the President of the Company	Management fees	$ 7,500	$ 15,000

President	Director’s fees	3,000	8,500
Vice President	Administration fees	6,750	17,125
Director	Secretarial fees	4,000	14,874

See Schedule A – Notes 3, 10 and 13 for descriptions of Related Parties and advances to and from Related Parties.

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR:

	(a)	See Note 12 to Schedule “A” for securities issued during the year

	(b)	See Note 12 to Schedule “A” for options granted during the year.

4.	SUMMARY OF SECURITIES AS AT February 29, 2004:

	(a)	See Note 12 to Schedule “A”.

	(b)	See Note 12 to Schedule “A”.

	(c)	See Note 12 to Schedule “A”.

	(d)	There are no shares subject to Escrow or Pooling agreements

5.	DIRECTORS AND OFFICERS AT April 8, 2004:

List of Directors:	List of Officers:

John Robertson	John Robertson – President and Secretary

Jennifer Lorette	Jennifer Lorette – Vice President

Susanne Robertson	Susanne Robertson – Chief Financial Officer

Monique Van Oord

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Period Ended February 29, 2004

SCHEDULE “C” - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the period ended February 29, 2004 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

The Company’s principal business during the last three years has been the acquisition, exploration and development of natural resource properties. The Company currently has mineral property interests in Alaska, and British Columbia. It also, through its subsidiary, Teryl, Inc., has oil and gas well interests in Texas. All of the Company's mineral properties are in the exploration stage.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, of which a total of 45,547 feet of drilling was completed last year (see news release dated November 29, 2000 for details). Additional drilling (3,500 feet), trenching (1,900 feet) was completed this year on the Main Gil, North Gil and other targets on the Gil claims.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2002 year include the continuation of a detailed exploration plan to further this project.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district. Between June, 2003 and November 2003, the Company completed three phases of a drill program on the Company’s 100% owned West Ridge Property was approved. The Company anticipates additional ground geophysics, trenching and drilling commencing on the gold intrusive discoveries in early to mid 2004.

Results of Operations for the period ended February 29, 2004 (“2004”) compared to the period ended February 28, 2003 (“2003”)

Results of operations was a net loss of $ 439,784 ($0.016 per share) as compared to a net loss of $ 255,298 ($0.011 per share) for 2003.

In 2004 the Oil and Gas operations had net income of $ 11,774 compared to net income $ 9,242 in 2003, which was mainly due high fuel price resulting in increased oil & gas production and sales.

In 2004 expenditures for advertising, promotion and public relations were $ 266,172 compared to $ 84,827 in 2003, due to increasing stock market prices and a determined effort to raise financing to carry out their exploration projects. Several other expenditures in 2004 were higher than in 2003 due to rising costs and increased administration and promotional activities, although this was partially offset by the $ 10,466 gain in foreign exchange due to the stronger Canadian dollar.

Significant events and highlights

Gil Claims

In November 2003, the Company and Kinross Gold Corp. increased the exploration program at the Fort Knox-Gil joint venture project in Alaska and commenced Phase II. Added to the original program of core and reverse circulation drilling, budgeted at US$750,000, is project assessment studies, essential for the development of the Gil gold deposits.

Exploration at the Gil Project has defined two gold zones known as the Main and North deposits. The objective of the enhanced phase 2 programme is to collect environmental baseline data, characterize the hydrology in the area of the Main Gil deposit, as well as conduct engineering studies for a haul road and other project-related construction activities.

Following is a summary of the 2003 Phase 2 Exploration Program for the Gil Project including estimated costs:

1.

Additional core and reverse circulation drilling to more fully define the limits and magnitude of gold mineralization at the Main Gils deposit and other targets. This phase including assaying, geologic services, access road and drill pad construction, and reclamation of surface disturbance, is estimated at US$750,000;

2.	A cultural resources survey to determine the presence (or absence) of historical artifacts in the project area. This phase of work is estimated to cost US$81,000;

3.	Wetlands delineation and a Threatened and Endangered Species surveys are estimated to cost US$26,000;

4.	Costs under a State of Alaska Reimbursable Services Agreement for project-related activities are estimated to be US$23,000;

5.	Detailed digital topography, suitable for engineering studies and design, for the area of the mineral deposits are estimated to be US$20,000;

6.	Access and haul road design activities and construction cost estimates, US$75,000;

7.	Preliminary hydrologic studies and construction of a piezometer network are estimated to cost US$50,000; and

8.	Drilling of a production (water) well to characterize the nature and volume of ground water in the vicinity of the Main Gil deposit, US$50,000.

The total estimated cost of the proposed work program is US$1,075,000. Teryl Resources Corp.’s share (20%) of these costs is US$215,000 plus management fees.

Phase 2 drilling was completed bringing 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 8,917 feet of diamond core drilling in 31 holes. The best gold results were on Hole # GVR03-398, which intersected 135 feet of 0.087 opt gold including 85 feet of 0.121 opt gold.

Elsewhere on the Gil project, preliminary hydrology and engineering studies, resource database modeling and baseline environmental data continue to be gathered in accordance with revised Phase II work plans.

West Ridge Property

In November, 2003 the third phase of auger drilling was completed and three trenches totaling 342 meters were completed on the newly discovered West Ridge gold zone. The Company’s geological consultants, Avalon Development, report that a series of shear zones were encountered in the trenches with widespread iron, arsenic and antimony oxides present. The shears strike northeast and north-northwest and are marked by fault gouge, breccia and shearing with quartz veins ranging up to 25 centimeters. The most promising rocks include intense red iron oxide after pyrite, yellow antimony oxide after stibnite and apple green arsenic oxide after arsenopyrite. Unaltered quartz veins containing jamesonite were discovered in a shear zone in Trench 1. Jamesonite is commonly present in high grade mineralization found elsewhere in the Fairbanks District. The rocks are pervasively sericite altered and at the southwest end of Trench 3 a granodiorite intrusive body was encountered which exhibits sericitic alteration similar to that seen in other intrusive-hosted gold systems in the region. The extent of this intrusive body is unknown at present.

Auger drilling on the Old Glory prospect has expanded the extent of anomalous gold in rocks and soil to an area measuring 500 meters northeast – southwest by 500 meters northwest – southeast. Soil values in this grid range up to 2,130 parts per billion (over 2 grams of gold per ton) and rock samples collected from the trenches returned values up to 10 grams (1/3 of an ounce per ton gold). Mineralization remains open to expansion to the northeast, southwest and northwest.

In December, 2003 the Company received results from Avalon Development Corp. on the trench geochemical results and ground geophysics recently completed on the Old Glory prospect on the Company’s 100% owned West Ridge claims in the Fairbanks District.

The most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic (Table 1). Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values. This sort of silicate alteration is normally associated with albitization in and adjacent to gold-bearing intrusives in the Tintina Gold Belt of Alaska and the Yukon. This intrusive mass remains open to expansion to the west and south into an area of the previously completed soil auger grid where gold soil values are consistently anomalous (+50 ppb) and reach up to 1,000 ppb. This portion of the soil grid, measuring at least 100 meters north-south by 150 meters east-west, is defined by an amorphous gold-in-soil pattern similar to that seen in intrusive hosted gold occurrences elsewhere in the district. This portion of the grid also yielded grab rock samples which returned up to 10 grams per tonne gold from quartz-vein float, the highest grades recovered from the property to date.

Given the presence of well mineralized intrusives in Trench 3, the extent of anomalous gold in soils adjacent to it and the presence of higher grade gold in rock samples from this area, a larger intrusive mass may exist south of the Old Glory discovery zone. Geophysical evidence supports this and the following conclusions:

1.	Backhoe trenching has revealed the presence of northeast-trending mineralized shear zones at Old Glory. These shear zones correspond to linear gold – arsenic anomalies outlined by soil auger sampling.
2.	Backhoe trenching has revealed the presence of highly mineralized sericite altered intrusives which appear to underlie the southern end of the 2003 soil auger grid.
3.	Magnetics profiles appear capable of distinguishing between barren quartz mica schist and quartzite of the Fairbanks Schist from more magnetic rocks of the Chatanika Terrane.
4.	Magnetic profiles did not encounter enough intrusive rock to determine whether or not it could distinguish intrusives from Fairbanks Schist with any certainty.

Avalon Development Corp. has recommended additional ground geophysics, trenching and drilling. The Company anticipates this will commence on the gold intrusive discovery in early 2004.

FINANCING ACTIVITIES, PRINCIPAL PURPOSES AND MILESTONES, AND LIQUIDITY AND SOLVENCY

During the nine month period ending February 29, 2004, the Company issued 5,544,500 common shares to net the treasury $ 1,630,987 (See Note 12 to Schedule “A”). In this period, the Company repaid loans, on a net basis, of $ 113,346 to related companies.

During the 2003 year the Company issued 2,004,850 common shares to net the treasury $ 260,948 (See Note 12 to Schedule “A”). The Company also issued 200,000 common shares for mineral property at a deemed price of $ 0.08 per share. In 2003, the Company received loans, on a net basis, of $ 260,318 from related companies.

Of the total cash raised of $ 174,244 from financing and investing activities together with an opening cash deficit of $ (50,381) and $ 11,774 surplus on oil and gas operations, $ 308,167 was spent on exploration and development of mineral property interests and $ 449,406 was spent on operations. In the same nine month period, ending February 28, 2003, $ 255,298 was spent on exploration and development and $ 265,240 was spent on operations. The Company’s cash surplus at February 29, 2004 was $ 123,863 compared to $ (50,381) at May 31, 2003 and the working capital deficit decreased by $ 865,614 to $ 510,662 compared to $ 1,376,276 at May 31, 2003. The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties. See subsequent events note regarding private placement announced March 12, 2004.

Subsequent Events

See above regarding Private Placement announcement dated March 12, 2004.